UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Broadmark Realty Capital Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Titles of Class of Securities)

11135B 100
(CUSIP Number)

August 6, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11135B 100	SCHEDULE 13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS
HN Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
- 0 -

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
- 0 -

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 11135B 100	SCHEDULE 13G	Page 3 of 7

1	NAMES OF REPORTING PERSONS
Sean A. Hehir

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
- 0 -

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
- 0 -

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 11135B 100	SCHEDULE 13G	Page 4 of 7

1	NAMES OF REPORTING PERSONS
Lee S. Neibart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
- 0 -

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
- 0 -

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 11135B 100	SCHEDULE 13G	Page 5 of 7

Item 1(a).	Name of Issuer:

Broadmark Realty Capital Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1420 Fifth Avenue, Suite 2000
Seattle, WA 98101

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1	HN Investors LLC

2	Sean A. Hehir

3	Lee S. Neibart

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Trinity Real Estate Investments LLC
55 Merchant Street, Suite 1500
Honolulu, HI 96813

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

11135B 100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

CUSIP No. 11135B 100	SCHEDULE 13G	Page 6 of 7

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

1)	Amount beneficially owned:

See responses to Item 9 on each cover page.

2)	Percent of class:

See responses to Item 11 on each cover page.

3)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 11135B 100	SCHEDULE 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2020

HN Investors LLC

By:	/s/ Sean A. Hehir
Name:	Sean A. Hehir
Title:	Manager

Sean A. Hehir

/s/ Sean A. Hehir
Name:	Sean A. Hehir

Lee S. Neibart

/s/ Lee S. Neibart
Name:	Lee S. Neibart